UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXIO FINANICAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 FIFTH AVENUE, 15TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO., CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC PALEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXIO FINANICAL LLC, as of DECEMBER 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM H. JOSEPH
Notary Public State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires 7/28/2021

Marc L. Paley
Signature

CEO
Title

William H. Joseph
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXIO FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

AXIO FINANCIAL LLC

CONTENTS



GRASSI & CO.

Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of AXIO Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AXIO Financial LLC ("the Company") as of December 31, 2018, and the related notes to the financial statement. In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AXIO Financial LLC as of December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as the Company's auditor since 2002.

New York, New York
February 28, 2019

-1-

www.grassicpas.com

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

An Independent Firm Associated with Moore Stephens International Limited

Offices: Park Ridge, NJ
New York, NY   White Plains, NY
Jericho, NY   Ronkonkoma, NY

AXIO FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS		
Cash	$	145,641
Fees receivable		617,191
Securities, at fair value		5,347,176
Due from clearing broker		114,527
Property and equipment, net		137,480
Prepaid expenses		71,701
TOTAL ASSETS	$	6,433,716

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to clearing broker	$	2,788,512
Accounts payable		237,703
Securities sold short, at fair value		21,607
Accrued expenses		261,801
TOTAL LIABILITIES		3,309,623
MEMBER'S EQUITY		3,124,093
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,433,716

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

AXIO Financial LLC (the "Company" or "AXIO"), formerly known as Scura Paley Securities LLC, is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). AXIO was founded in December 2001 under the laws of the State of Delaware, and is wholly owned by AXIO Group LLC ("Parent"). AXIO primarily engages in the marketing of investment products to broker-dealers and registered investment advisers, and in proprietary and riskless trading of debt securities. AXIO also engages in investment banking and related financial advisory services on a limited basis. AXIO maintained a fully disclosed clearing agreement with RBC Capital Markets, LLC (RBC) and does not maintain or hold customer accounts. The Company operates out of five offices, located in New York City, Toronto, Delray Beach, Florida, Boerne, Texas and Paso Robles, California.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level I Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level II Inputs - Inputs other than the quoted prices in active markets that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level III Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

The accompanying notes are an integral part of this financial statement.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Valuation of Investments continued

As of December 31, 2018, other than securities owned (see below) there were no assets that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from clearing broker, due from employees and brokers, other assets and accounts payable and accrued expenses, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended December 31, 2018.

The Company prices financial instruments using the following: transactions that day in the securities being priced and a consideration of the overall market. If no transaction occurs that day, transactions in similar securities, treasury curve, yield curve changes and pricing available from Bloomberg or other vendors as appropriate.

The following table shows the major categories of investments measured at fair value at December 31, 2018, grouped by the fair value hierarchy:

Securities at fair value:	Level I Quoted prices in active markets for identical assets	Level II Significant other obseravable inputs	Balance as of 12/31/18
Corporate bonds	$ -	$ 5,347,176	$ 5,347,176
	$ -	$ 5,347,176	$ 5,347,176

Securities short at fair value:	Level I Quoted prices in active markets for identical assets	Level II Significant other observable inputs	Balance as of 12/31/18
Corporate bonds	$ -	$ 21,607	$ 21,607
	$ -	$ 21,607	$ 21,607
Net Balance	$ -	$ 5,325,569	$ 5,325,569

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Furniture and fixtures	7 years
Leasehold improvements	Lease term
Computer equipment	3 years

The accompanying notes are an integral part of this financial statement.

Note 2 - Summary of Significant Accounting Policies (continuing)

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members.

The Company's Parent files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2015. The years 2015 to 2017 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $1,997,512, which exceeded its requirement by $1,897,512. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2018, this ratio was 0.17 to 1.

The Company is exempt from the provisions of 17 C.F.R. §15c3-3(k) of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii)of the Rule.

Note 5 - Due from/to Clearing Broker

The Company clears all of its proprietary and customer transactions trades through RBC on a fully disclosed basis. For this service, RBC receives a percentage of the gross commission on each transaction. At December 31, 2018, the Company had $114,527 on deposit with RBC. In the normal course of business, the Company indemnifies its clearing broker against specified potential losses in connection with it acting as an agent of, or providing services to, the Company. The Company has $5,347,176 in long debt securities and $21,607 in one short debt security at RBC. The firm buys the bonds from initial and secondary offerings and sell them in the market. The Company margins securities through RBC, which are collateralized by the Company's proprietary trading securities. As of December 31, 2018, the Company has a payable due to RBC of $2,788,512. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements, and as such, has not recorded any contingent liability in the financial statements for this indemnification.

Note 6 - Property and Equipment

Property and equipment, net at December 31, 2018 are summarized as follows:

Furniture and fixtures	$	69,175
Computer equipment		123,655
Leasehold improvements		23,520
		216,350
Less: Accumulated depreciation and amortization		78,870
	$	137,480

Note 7 – Related Party Transactions

One of the prime owners has a financial interest in several companies that provided services to the Company. The Company also shares office space with a company owned by a former main shareholder of the Company, who currently still owns a small percentage of the Company. Both companies share in costs of the office.

The accompanying notes are an integral part of this financial statement.

AXIO FINANCIAL LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

Note 8 - Commitments

The Company is obligated under lease agreements for office space expiring in February 28, 2019, March 31, 2021 and April 30, 2021. The future rent commitment under these arrangement are as follows:

Years Ending December 31:

2019	$	415,912
2020		421,340
2021		95,058
	$	932,310

Note 9 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2018 through February 28, 2019, which is the date that the financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure.

The accompanying notes are an integral part of this financial statement.